Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Six Months Ended Feb. 28,	Year Ended Aug. 31,
	2017	2016	2015	2014	2013	2012
EARNINGS:
Income from Continuing Operations Before Income Taxes	$1,954	$1,991	$3,161	$3,827	$3,429	$2,988
Add:
Fixed charges	281	515	509	327	246	257
Equity affiliate loss (income) - net	3	12	13	8	(15)	(10)
Amortization of capitalized interest	10	20	18	17	16	15
Less:
Capitalized interest	(20)	(32)	(26)	(28)	(23)	(21)
Earnings available for fixed charges	$2,228	$2,506	$3,675	$4,151	$3,653	$3,229
FIXED CHARGES:
Interest expense(3)	$238	$437	$434	$250	$176	$191
Capitalized interest	20	32	26	28	23	21
Portion of rents representative of interest factor	23	46	49	49	47	45
Total fixed charges	$281	$515	$509	$327	$246	$257
Ratio of Earnings to Fixed Charges	7.93	4.87	7.22	12.69	14.85	12.56

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business have been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.